

Atchison
Casting

NEWS RELEASE

CONTACT: Hugh Aiken
Kevin McDermed
913 367 2121
NYSE: FDY

Atchison Casting Corporation
Announces Improved Operating Results
For the 3rd Quarter and First Nine Months of Fiscal 2002

Atchison, Kansas – May 14, 2002 – Atchison Casting Corporation (NYSE:FDY) today announced results for the third quarter and first nine months ended March 31, 2002.

For the third quarter of fiscal 2002, the Company recorded net income of $708,000, or $0.09 per share, on net sales of $99.7 million, compared to a net loss of $5.0 million, or $0.65 per share, on net sales of $116.9 million in the comparable period last year. The operating loss for the third quarter of fiscal 2002 was $3.6 million, representing an improvement of $599,000, or 14%, from the third quarter of fiscal 2001. A stimulus bill recently passed by the Senate, and signed into law by the President, enables the Company to now carry its operating losses back an additional three years. As a result of this change in the law, the Company recorded an income tax benefit of approximately $7.1 million in the third quarter of fiscal 2002 of which $5.5 million was received in the form of an income tax refund in April 2002.

For the first nine months of fiscal 2002, the Company recorded a net loss of $9.5 million, or $1.23 per share, on net sales of $299.4 million, compared to a net loss, before the cumulative effect of a change in accounting principle, of $8.5 million, or $1.10 per share, on net sales of $321.9 million in the comparable period last year. Including the cumulative effect on prior years of a change in accounting for derivative financial instruments, the Company recorded a net loss of $9.0 million, or $1.17 per share, in the first nine months of fiscal 2001. Included in the prior year results was a non-recurring gain of $10.9 million, which consisted of business interruption and property insurance gains resulting from an insurance claim relating to an industrial accident on February 25, 1999 at the Company's subsidiary, Jahn Foundry Corp. The operating loss for the first nine months of fiscal 2002 was $7.9 million, representing an improvement of $5.8 million, or 42%, from the first nine months of fiscal 2001 excluding the non-recurring insurance gain.

"Over the last two years, ACC has taken a number of steps to become more competitive in the face of a strong dollar and competition from foundries in low wage countries like China and Mexico. We have reduced our least effective capacity through the closure of four foundries and the layoff of over 800 employees. At the same time we have installed labor saving and quality

enhancing machine tools and foundry equipment at a number of plant locations. Some of the larger projects include (i) two high speed CNC lathes and a milling machine center at Sheffield for roll making, (ii) a twin table 4-axis machining center in Sheffield for keying roll journals, (iii) a manufacturing cell consisting of four dedicated machines for finishing gun barrels at Sheffield, (iv) a dedicated twin table CNC machining cell in St. Joseph for finishing cast steel locomotive trucks that reduces manufacturing time and improves quality, (v) several new CNC machine tools at London Precision in Ontario that allow us to finish machine more of our castings instead of sub-contracting that work to others, and (vi) three CNC machining centers at Inverness for finish machining of engine covers and differentials for DaimlerChrysler," said Hugh H. Aiken, CEO. "These actions are positively affecting our operating results and cash flow, and, at the same time, are consistent with our goals of increasing capacity utilization and continuing to focus ACC on the production, machining and assembly of complex, highly engineered castings for major OEMs," continued Mr. Aiken.

"While these improvements have been significant, they have been somewhat offset by weakness in the steel and rail markets, start-up expenses of automotive castings at Autun, losses at La Grange, Sheffield and Autun, and the costs of closing PrimeCast and Penn Steel." said Mr. Aiken. "Overall, though, the actions described above are beginning to take effect. I hope that ACC will be able to reach profitability despite the strong dollar and weakness in the steel and rail markets, but some easing of the former and strengthening of the latter would be a big help," he added.

"We continue to attempt to restructure our credit line. In addition, we continue to work on several insurance claims related to the Jahn explosion and the PFG restatement and theft loss. While there can be no assurance of recovery on these losses, we feel that they are covered by our insurance policies," said Mr. Aiken. "Despite our losses and difficult financial condition, ACC continues to win significant new business. Some recent awards include new automotive parts for DaimlerChrysler, Peugeot and Nissan, locomotive trucks for General Electric, and mass transit work for METRA in Chicago," said Mr. Aiken.

ACC produces iron, steel and non-ferrous castings for a wide variety of equipment, capital goods and consumer markets.

This press release contains forward-looking statements that involve risks and uncertainties. Such statements include the Company's expectations as to future performance and contingent obligations. Among the factors that could cause actual results to differ materially from the forward looking statements are the following: costs of closing foundries, the results of the reorganization of the Company's wholly-owned subsidiary Fonderie d'Autun, the amount of any claims made against Fonderie d'Autun's prior owner which are the subject of certain guarantees, business conditions and the state of the general economy in Europe and the US, particularly the capital goods industry, the strength of the U.S. dollar, British pound sterling and the Euro, interest rates, the Company's ability to renegotiate or refinance its lending arrangements, utility rates, the availability of labor, the successful conclusion of union contract negotiations, the results of any litigation arising out of the accident at Jahn Foundry, results of any litigation or regulatory proceedings arising from the accounting irregularities at the Pennsylvania Foundry Group, the competitive environment in the casting industry and changes in laws and regulations that govern the Company's business, particularly environmental regulations.

ATCHISON CASTING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share Data)
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2002	2001	2002	2001
NET SALES	$99,665	$116,924	$299,350	$321,941
COST OF GOODS SOLD	93,752	108,885	277,847	301,851
GROSS PROFIT	5,913	8,039	21,503	20,090
OPERATING EXPENSES:				
Selling, general and administrative	9,564	12,271	29,651	33,928
Amortization of intangibles	(95)	(77)	(284)	(197)
Other income, net				(10,920)
Total operating expenses	9,469	12,194	29,367	22,811
OPERATING LOSS	(3,556)	(4,155)	(7,864)	(2,721)
INTEREST EXPENSE	2,786	2,982	8,335	8,532
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	0	121	(38)	130
LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(6,342)	(7,258)	(16,161)	(11,383)
INCOME TAX BENEFIT	(7,050)	(2,254)	(6,694)	(2,915)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	708	(5,004)	(9,467)	(8,468)
CUMULATIVE EFFECT ON PRIOR YEARS (TO JUNE 30, 2000) OF A CHANGE IN ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS, NET OF $364 TAX BENEFIT				(546)
NET INCOME (LOSS)	$708	($5,004)	($9,467)	($9,014)
INCOME (LOSS) PER SHARE - BASIC AND DILUTED:				
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	$0.09	($0.65)	($1.23)	($1.10)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS				(0.07)
NET INCOME (LOSS)	$0.09	($0.65)	($1.23)	($1.17)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION:				
BASIC	7,723,031	7,689,347	7,714,273	7,684,008
DILUTED	7,723,031	7,689,347	7,714,273	7,684,008

ATCHISON CASTING CORPORATION
400 SOUTH FOURTH STREET • P.O. BOX 188 • ATCHISON, KANSAS 66002-0188 • (913) 367-2121 • FAX (913) 367-2155